

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 10, 2006

<u>**via U.S. mail and facsimile**</u>

Karen R. Osar
Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749

>   **Re: Chemtura Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 1-15339**

Dear Ms. Osar:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document or revise in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Consolidated Balance Sheets, page 69</u>

1. We note your disclosure on page 76 that cash and cash equivalents include "restricted cash that is required to be on deposit to support certain letters of credit and performance guarantees." Based on your current disclosure, we assume that these funds are not legally restricted. Please clarify this in future filings. Refer to Section 203.02 of the Financial Reporting Codification for guidance.

Consolidated Statements of Operations, page 68

2. We note that you have classified the sale of certain assets and liabilities of your Refined Products business to Sun Capital Partners Group, Inc. (Sun) as a discontinued operation. In light of your disclosure that Sun will be manufacturing certain petroleum additives products for you, please tell us how you determined that the operations and cash flows of the Refined Products business have been eliminated from your operations as required by paragraph 42 of SFAS 144. We also note on May 15, 2006 you completed the sale of your Industrial Water Additives business and that you will continue to manufacture products in certain facilities of this business and sell products to the purchaser of your Industrial Water Additives business via a supply agreement.   If you do intend to present the Industrial Water Additives business as a discontinued operation, please address the appropriateness of discontinued operations presentation in light of the supply agreement. Refer to EITF 03-13 – "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" for guidance.

3. We note your disclosure on page 35 that you have included losses from the sale of certain businesses in other (income) expense, net. Paragraph 45 of SFAS 144 states that gains or losses on the sale of long-lived assets that is not a component of an entity is to be included in operating profit (loss), if such a subtotal is presented. As such, please tell us the components of other (income) expense, net for each period presented and address the appropriateness of your classification of such components.

Consolidated Statements of Cash Flows, page 70

4. We note that you have reflected the cash flows related to your discontinued operations as one line item within net cash (used in) provided by operations. Please tell us how you determined such presentation is consistent with the guidance in SFAS 95. Refer to CPCAF Alerts # 90 and #98 for additional guidance.

Asset Retirement Obligations, page 104

5. We note that your asset retirement obligations are for (a) the removal of leasehold improvements upon termination of leases at various facilities; (b) the closure of brine supply and disposal wells and waste disposal wells at the end of their useful lives; and (c) the decommissioning and decontamination of various manufacturing facilities upon closure. Based on your current disclosure, it is unclear as to whether your estimated asset retirement obligation includes all facilities and wells or whether you are currently unable to estimate the asset retirement obligation for certain facilities and wells. In future filings, please revise your disclosure to provide the following additional information regarding your asset retirement obligations:

- The total number of facilities you are required to remove the leasehold improvements upon termination and the number of facilities you have not yet recognized an asset retirement obligation.
- The total number of brine supply and disposal wells and waste disposal wells you are required to close at the end of their useful lives and the number of wells you have not yet recognized an asset retirement obligation.
- The total number of manufacturing facilities you are required to decommission and decontaminate upon closure and the number of facilities you have not yet recognized an asset retirement obligation.
- For those facilities and wells that you have not yet recognized a liability, disclose why you are unable to provide for such an estimate, at what stage you will recognize an asset retirement obligation for the facility or well, and the potential range of cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term.

Please provide us with the disclosure you intend to include in future filings. Refer to SFAS 143 and FIN 47 for guidance.

6. Please tell us why you do not believe your accounting for asset retirement obligations do not require critical accounting estimates. If you subsequently determine that your asset retirement obligations require critical accounting estimates, please provide us with the disclosure you intend to include in future filings. Please note that such disclosure should include the material assumptions you have made in estimating your asset retirement obligations and a sensitivity analysis of those assumptions on your asset retirement obligation. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Antitrust Investigations and Related Matters, page 105

Civil Lawsuits, page 106

7. Please tell us and disclose in future filings what the $51.4 million accrual as of December 31, 2005 for the Global Settlement Agreement covers. Based on the disclosures under the subheading, "Partially Terminated Global Settlement Agreement" and the subsequent disclosures for the other direct and indirect purchaser lawsuits, it is unclear as to what the reserve is covering. Also tell us and disclose in future filings whether the associated amount or range of reasonably possible loss in excess of accrual is material.

8. Please also tell us and disclose in future filings the amount of the reduction to the reserves and how you determined it was appropriate to reduce the reserves previously recorded.

9. With regard to the ParaTec Elastomers Cross-Claims disclosure, we note that you have not recognized a liability for this action, as you do not believe it is probable. Please tell us and revise future filings to clarify the amount or range of reasonably possible loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

10. With regard to your Canadian Antitrust Actions, we note that you specifically state you have recorded an accrual for the Rubber Chemicals Settlement Agreement for the full amount. However, you make no such statement for the EPDM Settlement Agreement. Please tell us supplementally and revise future filings to clarify whether you have recorded the settlement amount, and if not, why you do not believe such amount should be recognized as of December 31, 2005.

Contingencies, page 115

Legal Proceedings, page 116

11. We note your disclosures with regard to the Conyers and Albemarle Corporation cases. In future filings, please revise your disclosure to convey what your estimated exposure for these cases is by disclosing the amount that is probable and reasonably estimable and the reasonably possible loss in excess of accrual. The disclosure may be either individual or in aggregate within your concluding paragraph. If you are unable to estimate your probable or reasonably possible loss in excess of accrual, please disclose this fact, including an explanation as to why you are unable to estimate these amounts. In addition, please include the current status of the Albemarle Corporation case.

12. Please clarify whether you are estimating and recording your loss accruals for the Conyers and OSCA cases on a gross basis or netting them with gain contingencies. In this regard, we note that for the Conyers case, you state, "[t]he Company believes that its general liability policies will adequately cover any third party claims and legal and processing fees in excess of the amounts that were recorded through December 31, 2005." With regard to the OSCA case, we note you have recorded a liability of $9.7 million; however, the court imposed a judgment of $13.3 million plus interest against OSCA. If you are not recording your loss accruals on a gross basis, tell us your basis for net presentation. Refer to FIN 39. If you have recognized gain contingencies, please revise future filings to disclose such amounts and confirm that such amounts are probable of recovery in accordance with SFAS 5.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief